UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2013

Commission File Number: 001-34454

Shanda Games Limited

(Exact name of registrant as specified in its charter)

No. 1 Office Building

No. 690 Bibo Road

Pudong New Area

Shanghai 201203

People’s Republic of China

(8621) 5050-4740

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

By:	/s/ Xiangdong Zhang
Name: Xiangdong Zhang Title: Chief Executive Officer

Date: February 26, 2013

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Shanda Games Reports Fourth Quarter and Full Year 2012 Unaudited Results

Exhibit 2	Shanda Games Limited Announces Management Changes